                           OFFER TO PURCHASE FOR CASH

                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                                 LIQUENT, INC.

                         (FORMERLY KNOWN AS ESPS, INC.)

                                       AT

                              $2.27 NET PER SHARE

                                       BY

                            FLUID ACQUISITION CORP.

                          A WHOLLY OWNED SUBSIDIARY OF

                           INFORMATION HOLDINGS INC.

           ---------------------------------------------------------
                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
           12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 19, 2001,
                         UNLESS THE OFFER IS EXTENDED.
----------------------------------------------------------------------

            A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER APPEARS ON PAGES 1 THROUGH 3. YOU SHOULD READ THIS ENTIRE DOCUMENT CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

                             ---------------------

                    THE INFORMATION AGENT FOR THE OFFER IS:

                                     [LOGO]

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
SUMMARY OF THE OFFER........................................      1

INTRODUCTION................................................      4

THE TENDER OFFER............................................      6

 1.                     Terms of the Offer..........................................      6

 2.                     Acceptance for Payment and Payment for Shares...............      8

 3.                     Procedure for Tendering Shares..............................      9

 4.                     Withdrawal Rights...........................................     12

 5.                     Certain United States Federal Income Tax Consequences of the
                          Transactions..............................................     12

 6.                     Price Range of Shares; Dividends............................     13

 7.                     Possible Effects of the Offer on the Market for the Shares;
                          Nasdaq Listing; Margin Regulations and Exchange Act
                          Registration..............................................     14

 8.                     Certain Information Concerning the Company..................     15

 9.                     Certain Information Concerning Purchaser and Parent.........     19

10.                     Source and Amount of Funds..................................     20

11.                     The Merger Agreement; The Stockholders Agreement............     20

12.                     Background of the Offer; Purpose of the Offer and the
                          Merger....................................................     27

13.                     Conditions of the Offer.....................................     32

14.                     Certain Legal Matters.......................................     34

15.                     State Takeover Laws.........................................     34

16.                     Fees and Expenses...........................................     35

17.                     Miscellaneous...............................................     35

SCHEDULE A--Information Concerning Members of the Board of
  Directors and
               the Executive Officers of Purchaser and
  Parent....................................................    A-1

                              SUMMARY OF THE OFFER

PRINCIPAL TERMS

    - Information Holdings Inc., through its wholly owned subsidiary Fluid Acquisition Corp., is offering to buy all outstanding shares of Liquent, Inc.'s common stock. The tender price is $2.27 per share, in cash. Tendering stockholders will not have to pay brokerage fees or commissions.

    - The offer is the first step in our plan to acquire all of the outstanding shares of Liquent common stock, as provided in the merger agreement with Liquent. If the offer is successful, we will acquire any remaining Liquent shares in a later merger for $2.27 per share in cash. Liquent stockholders will not have appraisal rights in the tender offer, however, they will have appraisal rights in the merger.

    - The offer will expire at 12:00 Midnight, New York City time, on
      December 19, 2001, unless we extend the offer. We have agreed with Liquent that if any of the conditions to the offer are not satisfied or waived on any scheduled expiration date, we may extend the offer until these conditions have been satisfied or waived. Under the merger agreement, we also have the right to extend the offer for up to ten business days if on the expiration date of the offer all conditions have been satisfied or waived but the number of shares that have been validly tendered and not withdrawn represents less than 90% of the then issued and outstanding shares on a fully diluted basis. In addition, we have agreed in the merger agreement that if any of the conditions to the offer are not satisfied or waived on any scheduled expiration date but these conditions could reasonably be expected to be satisfied, we will continue to extend the offer until the earlier of:

              the date these conditions are satisfied or waived; and

              the 60th day after the commencement of the offer.

    See pages 6 through 8 of this document.

RECOMMENDATION OF LIQUENT'S BOARD

    - Your board of directors has unanimously approved the merger agreement, Fluid's tender offer and its proposed merger with Liquent and has determined that the terms of each are fair to and in the best interests of Liquent and its stockholders, and it unanimously recommends that stockholders of Liquent accept the offer and tender their shares. See pages 4 and 20 of this document.

CONDITIONS

    We are not required to complete the offer unless, among other things:

    - the number of tendered shares is a majority of the shares of Liquent common stock outstanding on a fully diluted basis, and

    - there is no material adverse change in Liquent or its business,

    The offer is also subject to a number of other conditions. See pages 32 through 34 of this document.

FINANCIAL CONDITION OF INFORMATION HOLDINGS

    We do not think our financial condition is relevant to your decision whether to tender shares and accept the offer because:

    - the offer is being made for all outstanding common shares solely for cash,

    - the offer is not subject to any financing condition,

    - we are a public reporting company under Section 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, that files electronically on EDGAR, and

    - if we consummate the offer, we will acquire all remaining common shares for the same cash price in the merger.

    Information Holdings will provide Fluid with sufficient funds from its working capital to acquire all tendered shares or shares to be acquired in the merger which is expected to follow the successful completion of the offer. See page 20 of this document.

PROCEDURES FOR TENDERING

    If you wish to accept the offer, you must do the following:

    - If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign the enclosed letter of transmittal and send it with your stock certificate to the depositary for the offer or follow the procedures described in the offer for book-entry transfer. These materials must reach the depositary before the offer expires. Detailed instructions are contained in the letter of transmittal and on pages 9 through 11 of this document.

    - If you are a record holder but your stock certificate is not available or you cannot deliver it to the depositary before the offer expires, you may be able to tender your shares using the enclosed notice of guaranteed delivery. Please call our information agent, MacKenzie Partners, Inc., at
      (800) 322-2885 for assistance.

    - If you hold your shares through a broker or bank, you should contact your broker or bank and give instructions that your shares be tendered.

WITHDRAWAL RIGHTS

    - If, after tendering your shares in the offer, you decide that you do NOT want to accept the offer, you can withdraw your shares by instructing the depositary before the offer expires. If you tendered by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your shares. See page 12 of this document for further details.

    - If we decide to provide a subsequent offering period, we will immediately accept shares tendered during that period and thus you will not be able to withdraw shares tendered during any "subsequent offering period." See pages 7 and 12 of this document.

SUBSEQUENT OFFERING PERIOD

    - We may elect to provide a "subsequent offering period" for the offer. A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased shares tendered during the offer, during which stockholders may tender their shares and receive the offer consideration.

    - If we decide to provide a "subsequent offering period," we will make a public announcement of our decision at least five business days in advance. See page 7 of this document.

AGREEMENTS WITH CERTAIN OF LIQUENT'S EXECUTIVES AND STOCKHOLDERS

    - Simultaneously with entering into the merger agreement, we entered into a stockholders agreement with certain members of Liquent's senior management and certain significant stockholders in which these persons agreed to tender their shares in this offer, to vote all of their shares in favor of the merger and the merger agreement and against any other takeover proposal, and to grant us an option to purchase all of their shares for $2.27 per share. These stockholders include Liquent's Chief Executive Officer, a member of the Board of Directors and certain investment funds controlled by Adobe Incentive Partners L.P. and H&Q ESPS Investors, L.P.

RECENT LIQUENT TRADING PRICES; SUBSEQUENT TRADING

    - The closing price for Liquent common stock was:

    $0.95 on November 13, 2001, the last full trading day before we announced the execution of the merger agreement with Liquent, and

    $2.23 on November 20, 2001, the last trading day before the date of these materials.

    Before deciding whether to tender, you should obtain a current market quotation for the shares. See page 13 of this document.

    - If the offer is successful, we expect the Liquent shares to continue to be traded on the Nasdaq National Market until the time of the merger, although we expect trading volume to be below its pre-offer level.

FURTHER INFORMATION

    - You can call MacKenzie Partners, Inc. ((800) 322-2885 (toll free)). MacKenzie Partners, Inc. is acting as the information agent for our tender offer. See the back page of this document.

TO THE HOLDERS OF SHARES OF COMMON STOCK
OF LIQUENT, INC.:

                                  INTRODUCTION

    Fluid Acquisition Corp., a Delaware corporation ("PURCHASER") and a wholly owned subsidiary of Information Holdings Inc., a Delaware corporation ("PARENT"), hereby offers to purchase all of the outstanding shares (the "SHARES"), of Common Stock, par value $.001 per share (the "COMMON STOCK"), of Liquent, Inc., a Delaware corporation formerly known as ESPS, Inc. (the "COMPANY"), which are not owned by Parent or its subsidiaries, at $2.27 per Share, net to the seller in cash (the "PER SHARE AMOUNT"), without interest thereon upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "OFFER").

    You will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser. We will pay all charges and expenses of EquiServe Trust Company, NA (the "DEPOSITARY"), and MacKenzie Partners, Inc. (the "INFORMATION AGENT").

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE HAVING BEEN VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED BELOW) THAT NUMBER OF SHARES WHICH, TOGETHER WITH ANY SHARES THEN BENEFICIALLY OWNED BY PARENT AND ITS SUBSIDIARIES, REPRESENTS MORE THAN A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A FULLY DILUTED BASIS (THE "MINIMUM CONDITION"). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER TERMS AND CONDITIONS.

    THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON DECEMBER 19, 2001 UNLESS EXTENDED. SEE SECTIONS 1, 11 AND 13 OF "THE TENDER OFFER".

    The Offer is being made pursuant to the Agreement and Plan of Merger (the "MERGER AGREEMENT"), dated as of November 13, 2001, among the Company, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged (the "MERGER") with and into the Company and the Company will be the surviving corporation (the "SURVIVING CORPORATION"). The Merger Agreement is an exhibit to the Schedule TO of Purchaser and Parent filed with the Securities and Exchange Commission (the "COMMISSION"). On the effective date of the Merger (the "EFFECTIVE TIME"), each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent or the Company and Shares held by stockholders who properly exercise dissenters' rights, if any), will by virtue of the Merger, and without action by the holder thereof, be canceled and converted into the right to receive an amount in cash, without interest thereon, equal to the per Share price paid pursuant to the Offer (the "MERGER CONSIDERATION") upon the surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in Section 11 of "THE TENDER OFFER." Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger, as the case may be, are described in Section 5 of "THE TENDER OFFER."

    THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT, THE OFFER, THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER, AND HAS DETERMINED THAT THE TERMS OF EACH ARE FAIR TO YOU AND IN YOUR BEST INTERESTS AND UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES PURSUANT TO THE OFFER.

    Certain members of the Company's management, including the Company's Chief Executive Officer and a member of the Board of Directors, and certain significant stockholders, including Adobe Incentive Partners, L.P. and H&Q ESPS Investors, L.P., have entered into a Stockholders Agreement (the "STOCKHOLDERS AGREEMENT") with us, agreeing to tender all their Shares in the Offer and to vote all their Shares in favor of the Merger and the Merger Agreement and against any other takeover proposal. In addition, these stockholders have agreed to grant us an option to purchase all of their Shares at $2.27 per share. Based on the 17,988,695 Shares of Common Stock outstanding on November 13, 2001, as represented by the Company to us, the Shares beneficially owned by such Stockholders in the aggregate represent approximately 48.6% of the total outstanding Shares (as determined pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")).

    Alliant Partners ("ALLIANT"), the Board's financial advisor, has delivered to the Board a written opinion, dated November 13, 2001, to the effect that, as of that date and based on and subject to the matters described in the opinion, the $2.27 per Share cash consideration to be received in the Offer and the Merger, taken together, by the holders of Shares (the "PER SHARE PRICE") was fair to these holders from a financial point of view.

    The Offer is conditioned upon, among other things, the Minimum Condition being satisfied, which is more fully described in Section 13 of "THE TENDER OFFER." The Company has informed us that, as of November 13, 2001, there were 17,988,695 Shares outstanding and there were 4,654,916 Shares issuable upon the exercise of outstanding options, including 1,890,511 shares issuable pursuant to existing options with an exercise price of less than $2.27 per share. Based on the foregoing, and assuming no additional Shares (or warrants, options or rights exercisable for, or securities convertible into, Shares) have been issued (other than Shares issued pursuant to the options referred to above) as of the date of this Offer to Purchase, we believe that the Minimum Condition would be satisfied if at least approximately 11,321,806 Shares are validly tendered prior to the Expiration Date (as defined below) and not properly withdrawn.

    If the Minimum Condition and the other conditions to the Offer are satisfied and the Offer is consummated, we will own a sufficient number of Shares to ensure that the Merger will be approved. Under the Delaware General Corporation Law (the "DGCL") if, after consummation of the Offer, we own at least 90% of the Shares then outstanding, we believe that we will be able to cause the Merger to occur without a vote of the Company's stockholders. If, however, after consummation of the Offer, we own less than 90% of the then outstanding Shares, a meeting of the Company's stockholders will be required under the DGCL to approve the Merger. In such event, we would, however, own, as a result of the Minimum Condition being satisfied, a majority of the Shares of Common Stock outstanding on a fully diluted basis. This percentage is equal to the percentage that would otherwise be required under the DGCL or the Company's Second Amended and Restated Certificate of Incorporation (the "AMENDED AND RESTATED CERTIFICATE"). Accordingly, we would own a number of Shares sufficient to approve the Merger without the vote of any other stockholder. See Section 11 of "THE TENDER OFFER."

    No dissenters' rights are available in connection with the Offer; however, stockholders have dissenters' rights in connection with the Merger. See
Section 11 of "THE TENDER OFFER."

    THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT YOU SHOULD READ CAREFULLY AND IN THEIR ENTIRETY BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE OFFER.

                                THE TENDER OFFER

1. TERMS OF THE OFFER

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will purchase all Shares validly tendered on or prior to the Expiration Date and not theretofore properly withdrawn in accordance with
Section 4. The term "EXPIRATION DATE" means 12:00 Midnight, New York City time, on December 19, 2001, unless we have extended the initial period of time during which the Offer is open, in which event, the term "Expiration Date" will mean the latest time and date at which the Offer, as so extended by us, will expire. If we decide, in our sole discretion, to increase the consideration offered in the Offer to holders of Shares and if, at the time that notice of such change is first published, sent or given to holders of Shares in the manner specified below, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth Business Day from, and including, the date that such notice is first so published, sent or given, then the Offer will be extended until the expiration of such period of ten Business Days. For purposes of the Offer, a "BUSINESS DAY" means any day other than a day on which banks in New York, New York are required or authorized to be closed.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, SATISFACTION OF THE MINIMUM CONDITION AND CERTAIN OTHER CONDITIONS. SEE SECTION 13. THE MERGER AGREEMENT AND THE OFFER MAY BE TERMINATED BY PURCHASER AND PARENT IF CERTAIN EVENTS OCCUR. SEE SECTION 11.

    We reserve the right (but are not obligated), in accordance with applicable rules and regulations of the Commission and subject to the limitations set forth in the Merger Agreement described below, to waive any condition to the Offer. Pursuant to the Merger Agreement, however, we have agreed not to waive the Minimum Condition without the consent of the Company. If the Minimum Condition or any condition set forth in Section 13 has not been satisfied by 12:00 Midnight, New York City time, on December 19, 2001 (or any other time then set as the Expiration Date), we may, subject to the terms of the Merger Agreement (including the requirement that we obtain the Company's consent in connection with a waiver of the Minimum Condition, if applicable), elect to (1) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, (2) subject to complying with applicable rules and regulations of the Commission, accept for payment all Shares so tendered and not extend the Offer or (3) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders.

    Subject to the limitations set forth in this Offer and the Merger Agreement as described below, we reserve the right (but are not obligated), at any time or from time to time, in our sole discretion, to extend the period during which the Offer is open by giving oral or written notice of such extension to the Depositary. There can be no assurance that we will exercise our right to extend the Offer.

    Pursuant to the Merger Agreement, we may, without the consent of the Company, (a) extend the Offer if, at the time the Offer is scheduled to expire (including at the end of an earlier extension), any of the conditions of the Offer are not satisfied (or waived by us), (b) extend the offer for up to ten Business Days if on the expiration date of the Offer all conditions have been satisfied or waived but the number of Shares that have been validly tendered and not withdrawn represents less than 90% of the then issued and outstanding Shares on a fully diluted basis, (c) extend the Offer for any period required by any regulation of the Commission applicable to the Offer in connection with an increase in the Per Share Amount to be paid pursuant to the Offer or (d) elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Exchange Act. We have agreed with the Company that if at any Expiration Date any of the conditions to the Offer are not satisfied or waived but these conditions could reasonably be expected to be satisfied, we will extend the Offer until the earlier of (i) the date such conditions are satisfied or waived and (ii) the 60th day after the commencement of the Offer.

    We expressly reserve the right, at any time and from time to time, to modify or amend the terms and conditions of the Offer in any respect. However, pursuant to the Merger Agreement, we have agreed that we will not, without the prior written consent of the Company, (a) decrease the Merger Consideration or change the form of consideration payable in the Offer, (b) decrease the number of Shares sought pursuant to the Offer, (c) amend or waive satisfaction of the Minimum Condition or (d) impose additional conditions to the Offer or amend any other term of the Offer in any manner adverse to the holders of Shares.

    Subject to the applicable rules and regulations of the Commission and subject to the limitations set forth in the Merger Agreement, we expressly reserve the right, at any time and from time to time, in our sole discretion, to delay payment for any Shares regardless of whether such Shares were theretofore accepted for payment, or to terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions set forth in Section 13, by giving oral or written notice of such delay or termination to the Depositary. Our right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, relating to our obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

    Any extension of the period during which the Offer is open, delay in acceptance for payment or payment, termination or amendment of the Offer, will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next Business Day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rules 14d-4(c) and 14e-1(d) under the Exchange Act. Without limiting our obligation under such rule or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to the Dow Jones News Service or Business Wire (or such other national media outlet or outlets it deems prudent) and by making any appropriate filing with the Commission.

    If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer (including, with the consent of the Company, a waiver of the Minimum Condition), we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer or the information concerning the Offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, the Offer generally must remain open for a minimum of 10 Business Days following such change to allow for adequate disclosure to stockholders.

    Pursuant to Rule 14d-11 under the Exchange Act, we may, subject to certain conditions, provide a subsequent offering period of 3 Business Days to 20 Business Days in length following the expiration of the Offer on the Expiration Date ("SUBSEQUENT OFFERING PERIOD"). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered into the Offer. A Subsequent Offering Period, if one is included, is not an extension of the Offer which already will have been completed.

    During a Subsequent Offering Period, tendering stockholders will not have withdrawal rights and we will promptly purchase and pay for any Shares tendered at the same price paid in the Offer. Rule 14d-11 provides that we may provide a Subsequent Offering Period so long as, among other things, (i) the initial 20 Business Day period of the Offer has expired, (ii) we offer the same form and amount of consideration for Shares in the Subsequent Offering Period as in the initial Offer, (iii) we accept and promptly pay for all securities tendered during the Offer prior to its expiration, (iv) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m. New York City time, on the next Business Day after the Expiration Date and immediately begin the Subsequent Offering Period and (v) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period. We will be able to include a Subsequent Offering Period, if we satisfy the conditions above, after December 19, 2001. In a public release, the Commission has expressed the view that the inclusion of a Subsequent Offering Period would constitute a material change to the terms of the Offer requiring us to disseminate new information to stockholders in a manner reasonably calculated to inform them of such change sufficiently in advance of the Expiration Date (generally five Business Days). In the event we elect to include a Subsequent Offering Period, we will notify stockholders of the Company consistent with the requirements of the Commission.

    WE DO NOT CURRENTLY INTEND TO INCLUDE A SUBSEQUENT OFFERING PERIOD IN THE OFFER, ALTHOUGH WE RESERVE THE RIGHT TO DO SO IN OUR SOLE DISCRETION. PURSUANT TO RULE 14D-7 UNDER THE EXCHANGE ACT, NO WITHDRAWAL RIGHTS APPLY TO SHARES TENDERED DURING A SUBSEQUENT OFFERING PERIOD AND NO WITHDRAWAL RIGHTS APPLY DURING THE SUBSEQUENT OFFERING PERIOD WITH RESPECT TO SHARES TENDERED IN THE OFFER AND ACCEPTED FOR PAYMENT. THE SAME CONSIDERATION, THE PER SHARE AMOUNT, WILL BE PAID TO STOCKHOLDERS TENDERING SHARES IN THE OFFER OR IN A SUBSEQUENT OFFERING PERIOD, IF ONE IS INCLUDED.

    The Company has provided us with their list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment, and will pay for, Shares validly tendered and not properly withdrawn prior to the Expiration Date. In addition, we expressly reserve the right, subject to applicable rules of the Commission, to delay acceptance for payment of, or payment for, Shares in order to comply, in whole or in part, with any applicable law. See Sections 1 and 13. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of
(a) certificates for such Shares or confirmation of the book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "BOOK-ENTRY TRANSFER FACILITY") pursuant to the procedures set forth in
Section 3, (b) a Letter of Transmittal (or facsimile thereof) properly completed and duly executed with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 3 below) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. See Section 3.

    For purposes of the Offer, we will be deemed to have accepted for payment Shares validly tendered and not properly withdrawn if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE FOR SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

    Our reservation of the right to delay the acceptance or purchase of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

    If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained with the Book-Entry Transfer Facility), as soon as practicable following expiration or termination of the Offer.

    IF, PRIOR TO THE EXPIRATION DATE, WE INCREASE THE CONSIDERATION OFFERED TO HOLDERS OF SHARES PURSUANT TO THE OFFER, WE WILL PAY SUCH INCREASED CONSIDERATION TO ALL HOLDERS OF SHARES THAT ARE PURCHASED PURSUANT TO THE OFFER, WHETHER OR NOT SUCH SHARES WERE TENDERED PRIOR TO SUCH INCREASE IN CONSIDERATION.

    We reserve the right to transfer or assign, in whole or in part, from time to time, to one or more direct or indirect subsidiaries of Parent the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3. PROCEDURE FOR TENDERING SHARES

    VALID TENDER. To tender Shares pursuant to the Offer, either (a) a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, certificates for the Shares to be tendered and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, (b) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary which confirmation must include an Agent's Message (as defined below) if the tendering stockholder has not delivered a Letter of Transmittal, prior to the Expiration Date, or
(c) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term "AGENT'S MESSAGE" means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares, which are the subject of such Book-Entry Confirmation, that such participant has received and will be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the participant.

    BOOK-ENTRY TRANSFER. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two Business Days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make a book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the

Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "BOOK-ENTRY CONFIRMATION." The Letter of Transmittal, and any other documents required therein, must be transmitted to and received by the Depositary at one of the addresses set forth on the back cover of this Offer to Purchase. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    SIGNATURE GUARANTEES AND STOCK POWERS. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution that is a member of the New York Stock Exchange Medallion Signature Guarantee Program or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (an "ELIGIBLE INSTITUTION"). Most commercial banks, savings and loans associations and brokerage houses are Eligible Institutions. Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this section, includes any participant in any of the Book-Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment or are to be returned to a person other than the registered holder of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

    GUARANTEED DELIVERY. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by following all of the procedures set forth below:

        (a) such tender is made by or through an Eligible Institution;

        (b) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form which we have provided, is received by the Depositary (as provided below) prior to the Expiration Date; and

        (c) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three Trading Days after the date of execution of such Notice of Guaranteed Delivery. A "TRADING DAY" is any day on which the Nasdaq National Market ("NASDAQ") is open for business.

    The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

    THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND RISK OF THE TENDERING

STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    OTHER REQUIREMENTS. Notwithstanding any provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL WE PAY INTEREST ON THE PURCHASE PRICE OF THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

    TENDER CONSTITUTES A BINDING AGREEMENT. The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

    APPOINTMENT AS PROXY. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent's Message, in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints our designees as such stockholder's proxies, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after November 13, 2001. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, we deposit the payment for such Shares with the Depositary. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the stockholders of the Company, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares, we must be able to exercise full voting rights to the extent permitted under applicable law with respect to such Shares.

    DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole and absolute discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and Instructions and any other related documents thereto) will be final and binding.

4. WITHDRAWAL RIGHTS

    Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by us pursuant to the Offer, may also be withdrawn at any time after January 19, 2002.

    For a withdrawal of Shares to be effective, a written facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the recordholder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If certificates have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates.

    All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3 at any time prior to the Expiration Date.

    If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under this Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4.

    In the event we provide a Subsequent Offering Period following the Offer, no withdrawal rights will apply to Shares tendered during such Subsequent Offering Period or to Shares tendered in the Offer and accepted for payment.

5. CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTIONS

    The following is a summary of the material United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger to you. This summary does not purport to be a description of all tax consequences that may be relevant to you, and assumes an understanding of tax rules of general application. It does not address special rules which may apply to you based on your tax status, individual circumstances or other factors unrelated to the Offer or the Merger. You should consult your own tax advisor regarding the Offer and the Merger.

    The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes, and may also be taxable under applicable state, local, foreign and other tax laws. For U.S. federal income tax purposes, if your Shares are purchased pursuant to the Offer or you receive cash as a result of the Merger, you will realize gain or loss equal to the difference between the adjusted basis of the Shares sold or exchanged and the amount of cash received therefor. Such gain or loss will be capital gain or loss if you held the Shares as capital assets and will be long-term capital gain or loss if your holding period in such Shares for federal income tax purposes is more than one year at the time of the sale or exchange. In addition, your ability to use capital losses to offset ordinary income is limited.

    BACKUP WITHHOLDING. Under the federal income tax backup withholding rules, unless an exemption applies, we are required to, and will, withhold 30.5% of all payments to which you are entitled pursuant to the Offer, unless you provide us with appropriate documentation. Any amounts withheld will be allowed as a credit against your federal income tax liability for that year.

    The foregoing discussion is included for general information purposes and may not apply if you acquired your Shares pursuant to the exercise of employee stock options or other compensation arrangements with the Company, or if you are not a citizen or resident of the United States or if you are otherwise subject to special tax treatment. The tax discussion above is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly retroactively. You are urged to consult your own tax advisor with respect to the tax consequences of the Offer and the Merger, including the application and effect of state, local, foreign or other tax laws.

6. PRICE RANGE OF SHARES; DIVIDENDS

    According to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2001, the Shares are traded on Nasdaq under the symbol "LQNT" (formerly, "ESPS"). The following table sets forth, for the periods indicated, the reported high and low sale prices for the Shares on Nasdaq, as reported in the Company's Form 10-K with respect to periods occurring during the fiscal years ended March 31, 2000 and 2001 and, as reported during the current fiscal year by published financial sources, with respect to periods occurring during the fiscal year ending March 31, 2002.

                                                                HIGH       LOW
                                                              --------   --------
FISCAL YEAR ENDED MARCH 31, 2000:
First Quarter (June 16, 1999 to June 30, 1999)..............   $ 7.44     $6.69
Second Quarter..............................................   $14.19     $7.38
Third Quarter...............................................   $ 8.75     $3.50
Fourth Quarter..............................................   $ 9.63     $4.53

FISCAL YEAR ENDED MARCH 31, 2001:
First Quarter...............................................   $ 6.38     $3.19
Second Quarter..............................................   $ 4.13     $2.82
Third Quarter...............................................   $ 3.63     $1.38
Fourth Quarter..............................................   $ 2.88     $1.44

FISCAL YEAR ENDING MARCH 31, 2002:
First Quarter...............................................   $ 2.06     $0.92
Second Quarter..............................................   $ 1.31     $0.46
Third Quarter (through November 20, 2001)...................   $ 2.24     $0.48

    On November 13, 2001, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the reported closing price per Share on Nasdaq was $0.95 per Share. On November 20, 2001, the last full trading day prior to the commencement of the Offer, the reported closing price per Share on Nasdaq was $2.23 per Share. YOU ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

7. POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ LISTING; MARGIN REGULATIONS AND EXCHANGE ACT REGISTRATION

    POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR THE SHARES. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

    NASDAQ LISTING. Depending upon the number of Shares purchased pursuant to the Offer, the Common Stock may no longer meet the requirements of the National Association of Securities Dealers, Inc. (the "NASD") for continued inclusion in Nasdaq, which requires that for each class of shares listed by an issuer, there must be either (1) at least 750,000 publicly held shares, held by at least 400 stockholders of round lots, with a market value of publicly held shares of $5 million, issuer stockholders' equity of at least $10 million, at least two registered and active market makers and a minimum bid price per share of $1; or
(2) at least 1,100,000 publicly held shares, held by at least 400 stockholders of round lots, with a market value of at least $15,000,000, at least four registered and active market makers, a minimum bid price per share of $3 and the issuer must have a market capitalization of $50,000,000 or total assets and total revenue of $50,000,000 each for the most recently completed fiscal year or two of the last three most recently completed fiscal years. Shares of Common Stock held directly or indirectly by directors, officers or beneficial owners of more than 10% of the outstanding Common Stock are not considered as being publicly held for this purpose. In a press release dated September 27, 2001, the NASD announced that it was implementing an across the board moratorium on the minimum bid and public float requirements for continued listing on the Nasdaq until January 2, 2002. As of November 1, 2002, issuers may qualify for continued listing under the stockholders' equity standard only. As of November 16, 2001, as reported to us by the Company, there were approximately 4,000 holders of record or through nominee or street name accounts with brokers of Common Stock and there were 17,988,695 Shares outstanding. If as a result of the purchase of Shares pursuant to the Offer or otherwise, the Common Stock no longer meets the requirements of the NASD for continued inclusion in Nasdaq or in any other tier of the Nasdaq Stock Market and the Common Stock is no longer included in Nasdaq or in any other tier of the Nasdaq Stock Market, as the case may be, the market for Common Stock could be adversely affected.

    If the Common Stock were to cease to be quoted on Nasdaq, it is possible that the Common Stock would continue to trade in the over-the-counter market and that price or other quotations would be reported through other sources. The extent of the public market, therefore, and the availability of such quotations, would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Common Stock on the part of the securities firms, the possible termination of registration under the Exchange Act as described below and other factors. Currently, it is not possible to predict whether the reduction in the number of Shares of Common Stock that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Common Stock or whether it would cause future market prices to be greater or less than the Per Share Amount.

    EXCHANGE ACT REGISTRATION. The Shares are currently registered under the Exchange Act. Such registration may be terminated by the Company upon application to the Commission if the outstanding Shares are not listed on a national securities exchange and if there are fewer than 300 holders of record of Shares. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of
Section 16(b) and the requirement of furnishing a proxy statement in connection with stockholders' meetings pursuant to Section 14(a) and the related requirement of furnishing an annual report to stockholders, no longer applicable with respect to the Shares by the Company. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for Nasdaq reporting or for continued inclusion on the Federal Reserve Board's list of "margin securities." We intend to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met.

    MARGIN REGULATION. The Shares are presently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "FEDERAL RESERVE BOARD"), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations, in which event, the Shares would be ineligible as collateral for margin loans made by brokers. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities."

8. CERTAIN INFORMATION CONCERNING THE COMPANY

    Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the Commission and other public sources and is qualified in its entirety by reference thereto. Although we have no knowledge that would indicate that any statements contained herein taken from or based on such documents and records are untrue, we cannot take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to us.

    The Company, a Delaware corporation, is a leading developer of publishing software solutions for document-intensive industries with its principal executive offices located at 1300 Virginia Drive, Suite 125, Fort Washington, Pennsylvania 19034. Its telephone number is 215-619-6000.

    SELECTED PUBLICLY AVAILABLE FINANCIAL INFORMATION. Set forth below is certain summary consolidated financial information for the Company's fiscal years ended March 31, 2001 and 2000 which are its last two fiscal years contained in its Annual Report on Form 10-K for the fiscal year ended March 31, 2001, and for the six months ended September 30, 2001, as contained in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended
September 30, 2001. More comprehensive financial information is included in such reports (including management's discussion and analysis of financial condition and results of operation) and other documents filed by the Company with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the Commission in the manner set forth below.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
       (IN THOUSANDS, EXCEPT PER SHARE DATA AND SELECTED OPERATING DATA)

                                                           FOR THE YEAR ENDED      SIX MONTHS ENDED
                                                                MARCH 31,            SEPTEMBER 30,
                                                          ---------------------   -------------------
                                                            2001        2000        2001       2000
                                                          --------   ----------   --------   --------
                                                                     (RESTATED)       (UNAUDITED)
Revenues:
  Software licenses.....................................  $11,593      $12,144    $ 2,832    $ 7,245
  Software licenses--related party......................       --          431         --         --
  Professional services and support.....................   12,386        8,850      8,318      5,312
  Professional services and support--related party......       --           --         --         --
                                                          -------      -------    -------    -------
    Total revenues......................................   23,979       21,425     11,150     12,557
Cost of Revenues:
  Software licenses.....................................      897          403        316        189
  Professional services and support.....................    7,958        6,033      4,391      3,418
                                                          -------      -------    -------    -------
    Total cost of revenues..............................    8,855        6,436      4,707      3,607
                                                          -------      -------    -------    -------
Gross profit............................................   15,124       14,989      6,443      8,950
Operating expenses
  Research and development..............................    5,462        4,999      2,714      2,619
  Sales and marketing...................................   11,778        9,311      5,724      5,172
  General and administrative............................    5,538        3,488      3,381      1,911
                                                          -------      -------    -------    -------
    Total operating expenses............................   22,778       17,798     11,819      9,702
                                                          -------      -------    -------    -------
Income (loss) from operations...........................   (7,654)      (2,809)    (5,376)      (752)
Other (expense), net....................................                    --       (925)        --
Interest, net...........................................    1,148          877        314        677
                                                          -------      -------    -------    -------
Income (loss) before income taxes.......................   (6,506)      (1,932)    (5,987)       (75)
Income tax provision (benefit)..........................       --         (127)        --         --
                                                          -------      -------    -------    -------
Net income (loss).......................................  $(6,506)     $(1,805)   $(5,987)   $   (75)
                                                          =======      =======    =======    =======
Earnings (loss) per share:
  Basic.................................................  $ (0.39)     $ (0.14)   $ (0.34)   $ (0.00)
  Diluted...............................................  $ (0.39)     $ (0.14)   $ (0.34)   $ (0.00)
Shares used in computation of earnings (loss) per share:
  Basic.................................................   16,891       13,041     17,560     16,582
  Diluted...............................................   16,891       13,041     17,560     16,582

BALANCE SHEET DATA:

                                                                 AS OF MARCH 31,          AS OF
                                                              ---------------------   SEPTEMBER 30,
                                                                2001        2000          2001
                                                              --------   ----------   -------------
                                                                         (RESTATED)    (UNAUDITED)
                                              ASSETS
Current assets:
  Cash and cash equivalents.................................  $19,511      $22,593       $12,599
  Accounts receivable, net of allowance of $288 and $239....    6,343        5,816         7,767
  Prepaid income taxes......................................      366        1,256           348
  Other current assets......................................      742          708           951
                                                              -------      -------       -------
    Total current assets....................................   26,962       30,373        21,665
Note receivable.............................................    1,124           --           107
Property and equipment, net.................................    4,524        3,869         4,055
Capitalized software, net...................................    1,131        1,191         1,020
Other assets................................................      169           40           169
                                                              -------      -------       -------
      Total assets..........................................  $33,910      $35,473       $27,016
                                                              =======      =======       =======

                               LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt.........................  $   126      $   116       $   131
  Accounts payable..........................................      936          502         1,058
  Accrued expenses..........................................    3,635        1,634         3,168
  Installment obligation payable............................       --           --           506
  Deferred revenues.........................................    6,388        4,234         5,336
                                                              -------      -------       -------
    Total current liabilities...............................   11,085        6,486        10,199

Long-term debt..............................................      309          435           243
Stockholders' equity:
  Common stock, $0.001 par value:
  Authorized shares--50,000
  Issued and outstanding shares--17,644, 17,338 and 16,147
    at September 30, 2001 and March 31, 2001 and 2000,
    respectively............................................       17           16            18
  Additional paid-in capital................................   30,467       30,047        30,524
  Accumulated deficit.......................................   (7,962)      (1,456)      (13,949)
  Other comprehensive income................................       --           --           (17)
  Deferred stock compensation...............................       (6)         (55)           (2)
                                                              -------      -------       -------
    Total stockholders' equity..............................   22,516       28,552        16,574
                                                              -------      -------       -------
      Total liabilities and stockholders' equity............  $33,910      $35,473       $27,016
                                                              =======      =======       =======

    AVAILABLE INFORMATION. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference room at the Commission's office located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. Copies may be obtained by mail, upon payment of the Commission's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Further information on the operation of the Commission's Public Reference Room in Washington, D.C. can be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers, such as the Company, who file electronically with the Commission. The address of that site is http://www.sec.gov.

    CERTAIN PROJECTIONS OF THE COMPANY. In the course of discussions giving rise to the Merger Agreement, representatives of the Company furnished our representatives with certain business and financial information that was not publicly available, including certain financial projections for fiscal years ending March 31, 2002 and 2003 (the "COMPANY'S PROJECTIONS"). The following financial information was prepared solely for the Company's internal purposes and was not prepared for publication or with a view to complying with the published guidelines of the Commission regarding projections or with the American Institute of Certified Public Accountants guide for Prospective Financial Statements, and such information is being included in this Offer to Purchase solely because it was furnished to us in connection with the discussions giving rise to the Merger Agreement. The independent accountants of the Company have neither examined nor compiled the financial information set forth below and, accordingly, do not express an opinion or any other form of assurance with respect thereto. The reports of such independent accountants incorporated by reference in this Offer to Purchase relate to the historical financial information of the Company and do not extend to the following financial information and should not be read to do so.

    THE COMPANY'S PROJECTIONS SET FORTH BELOW NECESSARILY REFLECT NUMEROUS ASSUMPTIONS WITH RESPECT TO GENERAL BUSINESS AND ECONOMIC CONDITIONS AND OTHER MATTERS, MANY OF WHICH ARE INHERENTLY UNCERTAIN OR BEYOND THE COMPANY'S OR OUR CONTROL, AND DO NOT TAKE INTO ACCOUNT AN ACQUISITION OF THE COMPANY BY PARENT, PURCHASER OR ANY OTHER THIRD PARTY, OR ANY CHANGES IN THE COMPANY'S OPERATIONS OR CAPITAL STRUCTURE WHICH MAY RESULT FROM THE OFFER AND THE MERGER. IT IS NOT POSSIBLE TO PREDICT WHETHER THE ASSUMPTIONS MADE IN PREPARING THE PROJECTED FINANCIAL INFORMATION WILL BE VALID, AND ACTUAL RESULTS MAY PROVE TO BE MATERIALLY HIGHER OR LOWER THAN THOSE CONTAINED IN THE PROJECTIONS. IN ADDITION TO THE SPECIFIC ASSUMPTIONS RELATING TO SUCH PROJECTIONS SET FORTH BELOW, CERTAIN OTHER INFORMATION PERTINENT TO THE COMPANY'S PROJECTIONS WAS FURNISHED BY THE COMPANY. THE INCLUSION OF THIS INFORMATION SHOULD NOT BE REGARDED AS AN INDICATION THAT WE, THE COMPANY OR ANYONE ELSE WHO RECEIVED THIS INFORMATION CONSIDERED IT A RELIABLE PREDICTOR OF FUTURE EVENTS, AND THIS INFORMATION SHOULD NOT BE RELIED ON AS SUCH. NONE OF US, THE COMPANY OR ANY OF OUR RESPECTIVE REPRESENTATIVES ASSUMES ANY RESPONSIBILITY FOR THE VALIDITY, REASONABLENESS, OR COMPLETENESS OF THE PROJECTED FINANCIAL INFORMATION. IN CONNECTION WITH OUR EVALUATION OF THE COMPANY PRIOR TO THE EXECUTION OF THE MERGER AGREEMENT, WE ASSIGNED LIMITED WEIGHT TO THE PROJECTED FINANCIAL INFORMATION. THE COMPANY HAS MADE NO REPRESENTATION TO US REGARDING SUCH INFORMATION.

                                                       YEAR ENDING MARCH 31,
                                                      -----------------------
                                                         2002         2003
                                                      ----------   ----------
REVENUES............................................   $27,237      $42,827
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND
  AMORTIZATION......................................    (1,655)      12,568
INCOME BEFORE INCOME TAXES..........................    (1,344)      13,168
NET INCOME..........................................    (1,344)      13,168

    The major assumptions made by the Company with respect to Company's Projections and conveyed to us were that revenues increased by 14% and 57% for the fiscal years ending March 31, 2002 and 2003, respectively; gross margins were estimated at 72% and 77% for the fiscal years ending March 31, 2002 and 2003, respectively, compared to 63% in the fiscal year ended March 31, 2001; operating expenses were estimated at approximately 78% and 48% of revenues for the fiscal years ending March 31, 2002 and 2003, respectively, compared to 95% in the fiscal year ended March 31, 2001; and an effective tax rate of 0% was utilized due to net operating loss carryforwards which are expected to be utilized in future periods.

9. CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT

    Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and the Offer and the Merger. Purchaser is a wholly owned subsidiary of Parent. The principal executive offices of Purchaser are located at c/o Information Holdings Inc., 2777 Summer Street, Stamford, CT 06905 and Purchaser's telephone number is 203-961-9106. Set forth in Schedule A hereto are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Purchaser.

    Parent is a Delaware corporation and is a leading provider of information products and services to professional end-users in intellectual property, scientific and technical information and information technology learning markets. The principal executive offices of Parent are located at 2777 Summer Street, Stamford, CT 06905 and Parent's telephone number is 203-961-9106.

    Except for the Shares which may be deemed to be beneficially owned by Parent and Purchaser pursuant to the Stockholders Agreement (as defined below), none of Parent or Purchaser nor, to Parent's and Purchaser's knowledge, the persons listed in Schedule A hereto (except as indicated in such Schedule) or any majority-owned subsidiary of Parent or Purchaser, beneficially owns or has a right to acquire any securities of the Company or has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint venture, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, or has effected any transaction in the securities of the Company during the past 60 days.

    Except as set forth in this Offer to Purchase, since November 13, 1999, neither Parent or Purchaser nor, to Parent's and Purchaser's knowledge, the persons listed on Schedule A hereto, has had any business transactions (i) with the Company or any of its affiliates that are not natural persons where the aggregate value of the transactions is more than one percent of the Company's consolidated revenues for the fiscal year when the transaction occurred; or the past portion of the current fiscal year, if the transaction occurred in the current year; or (ii) with executive officers, directors or affiliates of the Company that are natural persons where the aggregate value of the transaction or series of similar transactions with that person exceeds $60,000. Except as set forth in this Offer to Purchase, since November 13, 1999, there have been no material contacts, negotiations or transactions between Parent, Purchaser or any of their affiliates or, to the best of Parent's and Purchaser's knowledge, the persons listed in Schedule A to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition; a tender offer for or other acquisition of securities of any class of the Company's securities; an election of directors of the Company; or a sale or other transfer of a material amount of assets of the Company.

    AVAILABLE INFORMATION. Parent is a public company subject to the informational filing requirements of the Exchange Act. Pursuant to Rule 14d-3 under the Exchange Act, Purchaser filed with the Commission a Schedule TO, together with exhibits, including this Offer to Purchase and the Merger Agreement, which provides certain information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, should be available for inspection at the public reference room at the Commission's office located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. Copies of such information may also be obtained by mail, upon payment of the Commission's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Further information on the operation of the Commission's Public Reference Room in Washington, D.C. can be obtained by calling the Commission at 1-800-SEC-0330 or through the Commission's website.

10. SOURCE AND AMOUNT OF FUNDS

    The Offer is not conditioned upon any financing arrangements.

    Assuming that (i) all options with an exercise price of less than $2.27 per Share are exercised prior to the Expiration Date and (ii) pursuant to the Offer, Parent purchases all Shares that are outstanding as of the Expiration Date, the total amount of funds required by Purchaser to purchase such Shares will be approximately $43.5 million, and will be furnished from the working capital of Parent.

11. THE MERGER AGREEMENT; THE STOCKHOLDERS AGREEMENT

    THE MERGER AGREEMENT.

    The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement which is incorporated herein by reference and copies or forms of which have been filed with the Commission as exhibits to the Schedule TO. The Merger Agreement may be examined and copies may be obtained in the manner set forth in
Section 9. Defined terms used herein and not defined herein have the meanings assigned to those terms in the Merger Agreement.

    THE OFFER. The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions set forth in the Offer as described in Section 13 (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn on or prior to the Expiration Date.

    DIRECTORS. After Purchaser has purchased any Shares pursuant to the Offer, and from time to time thereafter as Shares are acquired by Purchaser, Parent has the right to designate such number of directors, rounded up to the next whole number, on the Board as will give Parent, subject to compliance with
Section 14(f) of the Exchange Act, representation on the Board equal to at least that number of directors which equals the product of the total number of directors on the Board (giving effect to the directors appointed or elected pursuant to this sentence and including current directors serving as officers of the Company) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or any affiliate of Parent (including for purposes hereof such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any of its subsidiaries) bears to the number of Shares outstanding. At each such time, the Company will also cause
(i) each committee of the Board, (ii) if requested by Parent, the board of directors of each of the Subsidiaries and (iii) if requested by Parent, each committee of such board, to include persons designated by Parent constituting the same percentage of each such committee or board as Parent's designees constitute on the Board. The Company shall, upon request by Parent, promptly increase the size of the Board or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board in accordance with the above terms and to cause Parent's designees to be so elected; PROVIDED, HOWEVER, that if at any time or from time to time there is fewer than one Independent Director, the other directors will elect to the Board such number of persons so that the total of such persons and remaining Independent Directors serving on the Board is at least one.

    THE MERGER. The Merger Agreement provides that, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, the separate corporate existence of Purchaser shall cease, and the Company will continue as the Surviving Corporation.

    The Company has approved and consented to the Offer and at a meeting duly called and held on November 13, 2001, at which all of the directors were present, duly and unanimously: (i) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and Parent's acquisition of Shares pursuant to the Stockholders Agreement;
(ii) recommended
that you accept the Offer, tender your Shares pursuant to the Offer and approve the Merger Agreement and the transactions contemplated thereby, including the Merger; (iii) determined that the Merger Agreement and the transactions thereby, including the Offer and the Merger, are fair to and in your best interests; and
(iv) took all action necessary to render the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Merger Agreement, the Stockholders Agreement and the transactions contemplated thereby.

    CHARTER, BYLAWS, DIRECTORS AND OFFICERS. The Certificate of Incorporation and Bylaws of Purchaser in effect immediately prior to the Effective Time will be the Certificate of Incorporation and Bylaws of the Surviving Corporation until amended.

    The directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation.

    CONVERSION OF SHARES. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holder of any of the following securities:

        (a) Each Share of Common Stock issued and outstanding immediately before the Effective Time (other than Shares held in the treasury of the Company, Shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent or the Company and Shares held by stockholders who properly exercise dissenters' rights under the DGCL, if any) will be canceled and extinguished and be converted into the right to receive the Per Share Amount in cash payable to the holder thereof, without interest, upon surrender of the certificate representing such Share. Each holder of a certificate representing any such Shares will cease to have any rights with respect thereto, except the right to receive the Per Share Amount, without interest, upon the surrender of such certificate in accordance with the terms of the Merger Agreement.

        (b) Each Share of Common Stock held in the treasury of the Company and each Share owned by Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately before the Effective Time, will be canceled and extinguished and no payment or other consideration will be made with respect thereto.

        (c) Each Share of common stock, $.001 par value, of Purchaser issued and outstanding immediately before the Effective Time will thereafter represent one validly issued, fully paid and nonassessable share of common stock, $.001 par value, of the Surviving Corporation.

    The Company will take all actions necessary to provide that, upon consummation of the Merger, each then outstanding option to purchase Shares (the "OPTIONS") granted under any of the Company's stock option plans referred to in
Section 4.2 of the Merger Agreement, each as amended (collectively, the "OPTION PLANS"), and any and all other outstanding options, stock warrants and stock rights, whether or not granted pursuant to such Option Plans, whether or not then exercisable or vested, will be canceled and will be of no further force or effect; PROVIDED, HOWEVER, that with respect to any Options as to which the Per Share Amount exceeds the applicable per share exercise price, Parent will, promptly following the Effective Time, pay (or cause to be paid) to the holders of such Options an amount in cash equal to, with respect to each such Option, the product of (1) the amount by which (x) the Per Share Amount exceeds (y) the applicable per share exercise price, and (2) the number of Shares subject to such Option at the time of such cancellation. Such amount will be subject to reduction by applicable tax withholding.

    Except as otherwise provided in the Merger Agreement or as agreed to by the parties, the Company will cause to terminate as of the Effective Time (i) the Option Plans and (ii) the provisions in any other plan, program or arrangement, providing for the issuance or grant by the Company or any of its subsidiaries of any interest in respect of the capital stock of the Company or any of its subsidiaries.

    REPRESENTATIONS AND WARRANTIES. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other matters, its organization and qualification, capitalization, authority, consents and approvals, public filings, financial statements, absence of any material adverse effect, information to be included in this Offer to Purchase, brokers, employee benefit matters, litigation, tax matters, compliance with law, environmental matters, intellectual property, real property, insurance, labor relations, material contracts, related party transactions, inapplicability of state takeover statutes and the vote required, if any, by Company stockholders to approve the Merger. Each of Parent and Purchaser has made customary representations and warranties to the Company with respect to, among other matters, its organization, authority, information to be included in this Offer to Purchase, consents and approvals, brokers and financial wherewithal.

    CONDUCT OF BUSINESS PENDING THE MERGER. The Merger Agreement obligates the Company and its Subsidiaries, from the date of the Merger Agreement to the Effective Time to conduct their operations only in the ordinary and usual course of business and consistent with past practice and obligates the Company and its Subsidiaries to use all reasonable efforts to preserve intact their business organizations, to keep available the services of their present officers and key employees and to preserve the present relationships with those persons and entities having significant business relationships with the Company and its Subsidiaries. The Merger Agreement also contains specific restrictive covenants as to certain activities of the Company prior to the Effective Time, which provide that the Company will not (and will not permit any of its Subsidiaries to) take certain actions without the prior written consent of Parent, including, among other things and subject to certain exceptions, issuing or selling its securities, redeeming or repurchasing securities, changing its capital structure, making material acquisitions or dispositions, entering into or amending material contracts, incurring indebtedness, settling litigation or claims, increasing compensation or adopting new benefit plans, taking any action that may result in the Offer conditions not being satisfied and permitting certain other material events or transactions.

    NO SOLICITATION. In the Merger Agreement, the Company has agreed not to, and to cause its Subsidiaries and the officers, directors, employees, agents and representatives of the Company or any of its Subsidiaries (collectively, the "COMPANY REPRESENTATIVES") not to (i) solicit or initiate, or encourage, directly or indirectly, any inquiries regarding or the submission of, any Takeover Proposal (as defined below), (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or take any other action to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (iii) enter into any agreement with respect to any Takeover Proposal or approve or resolve to approve any Takeover Proposal; PROVIDED, HOWEVER, that nothing contained in the Merger Agreement will prohibit the Company or the Board, prior to the adoption of the Merger Agreement at the Company Stockholders' Meeting from (A) taking and disclosing to you a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or (B) making such disclosure to you as, in the good faith judgment of the Board of Directors, after receiving advice from outside counsel regarding the nature of the fiduciary duties of the Board under applicable law, is required under applicable law, provided that the Company may not, except as described below under "Superior Proposal", withdraw or modify, or propose to withdraw or modify, its approval or recommendation of the Merger Agreement or the transactions contemplated thereby (including the Offer), approve or recommend, or propose to approve or recommend any Takeover Proposal, or enter into any agreement with respect to any Takeover Proposal. The Company has agreed that it will, and will cause the Company Representatives to, immediately cease any existing activities, discussions or negotiations with any parties conducted previously with respect to any of the foregoing. Notwithstanding the foregoing, prior to the time of acceptance of Shares for payment pursuant to the Offer, the Company may furnish information concerning its business, properties or assets to any Person or group pursuant to confidentiality agreements with terms and conditions similar to the confidentiality agreement between the Company and Parent and may negotiate and participate in discussions and negotiations with such Person or group concerning a Takeover Proposal if:
(x) such Person or group has submitted an unsolicited bona fide written proposal which the Board reasonably believes will result in a Superior Proposal; and
(y) the Board determines in good faith, based upon advice of outside counsel regarding the nature of the fiduciary duties of the Board under applicable law, that such action is required to discharge its fiduciary duties to you under the DGCL.

    The Company has agreed to promptly notify Parent of the existence of any proposal, discussion, negotiation or inquiry received by the Company after the Effective Time, and the Company is required to promptly communicate to Parent the terms of any proposal, discussion, negotiation or inquiry which it may receive and the identity of the Person making such proposal or inquiry or engaging in such discussion or negotiation. The Company has agreed to keep Parent fully informed of the status and details (including amendments or proposed amendments) of any such Takeover Proposal.

    As used herein, the following terms have the meanings set forth below:

    "SUPERIOR PROPOSAL" means an unsolicited bona fide written proposal by a Third Party to acquire, directly or indirectly, for consideration consisting solely of cash and/or marketable securities, all the Shares then outstanding or all or substantially all of the assets of the Company, and (i) otherwise on terms which the Board determines in good faith to be more favorable to you and provide greater value to you than the Offer and the Merger (based on advice of the Company's independent financial advisor that the value of the consideration provided for in such proposal exceeds the value of the consideration provided for in the Offer and the Merger), (ii) for which financing, to the extent required, is then committed, (iii) which, in the good faith reasonable judgment of the Board, is reasonably likely to be consummated without undue delay and
(iv) which is not subject to materially more conditions than those set forth in Annex I to the Merger Agreement.

    "TAKEOVER PROPOSAL" means any inquiry, proposal or offer, whether in writing or otherwise, from a Third Party to acquire beneficial ownership of all or a material portion of the assets of the Company or any of its Subsidiaries or 15% or more of any class of equity securities of the Company or any of the Subsidiaries pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or similar transaction.

    "THIRD PARTY" means any Person or group other than Parent, Purchaser or any affiliate thereof.

    SUPERIOR PROPOSAL. Except as set forth below, the Board of Directors shall not (i) withdraw or modify in a manner adverse to Parent or Purchaser the approval or recommendation by the Board of Directors of the Merger Agreement and the transactions contemplated thereby (including the Offer), (ii) approve or recommend any Takeover Proposal or (iii) enter into any agreement with respect to any Takeover Proposal. Notwithstanding the foregoing, prior to the time of acceptance for payment of Shares pursuant to the Offer, the Board of Directors may withdraw or modify its approval or recommendation of the Merger Agreement or the transactions contemplated thereby (including the Offer), approve or recommend a Superior Proposal, or enter into an agreement with respect to a Superior Proposal, in each case if (A) the Company shall have received a Superior Proposal which is pending at the time the Company determines to take such action, (B) the Board of Directors shall have determined in good faith, based upon advice of outside counsel regarding the nature of the fiduciary duties of the Board of Directors under applicable law, that such action is required to discharge the Board of Director's fiduciary duties to the Company's stockholders under Delaware law, (C) the Company shall have notified Parent that the Board of Directors has received a Superior Proposal which it intends to accept (specifying the material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal) and shall have caused its financial and legal advisors to negotiate in good faith with Parent for a certain time period to make such adjustments to the terms and conditions of the Merger Agreement as would enable the Company to proceed with the transactions contemplated therein on such adjusted terms and (D) the Company shall have terminated this Agreement and paid any required Termination Fee.

    INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE. The Surviving Corporation will for a period of six years following the Effective Time, to the fullest extent permitted under applicable law, indemnify and hold harmless, each director, officer, employee, fiduciary and agent of the Company or any Subsidiary (collectively, the "INDEMNIFIED PARTIES") against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to any act or omission occurring at or prior to the Effective Time, including without limitation liabilities arising under the Securities Act or the Exchange Act in connection with the Offer or the Merger. In the event of any such claim, action, suit, proceeding or investigation, the Surviving Corporation will pay the reasonable fees and expenses of counsel selected by the Indemnified Parties. For six years after the Effective Time, the Surviving Corporation is required to maintain or obtain officers' and directors' liability insurance covering the Indemnified Parties who are currently covered by the Company's officers and directors liability insurance policy (a copy of which policy has been provided to Parent) on terms not less favorable than those in effect on November 13, 2001 in terms of coverage and amounts; PROVIDED, HOWEVER, that if the aggregate annual premiums for such insurance at any time during such period exceed the per annum rate of premium paid by the Company for such insurance as of November 13, 2001, then the Surviving Corporation shall provide the maximum coverage that will then be available at an annual premium equal to 200% of such per annum rate as of November 13, 2001. The Surviving Corporation will continue in effect the indemnification provisions currently provided by the Second Amended and Restated Certificate of Incorporation and By-Laws of the Company for a period of not less than six years following the Effective Time. Notwithstanding the foregoing, the Surviving Corporation will not have any obligation to indemnify any Indemnified Party against any cost, expense, judgment, fine, loss, claim, damage, liability or settlement amount found to have resulted solely from such Indemnified Person's own gross negligence or willful misconduct.

    CONDITIONS TO THE CONSUMMATION OF THE MERGER. The respective obligations of each party to effect the Merger are subject to the satisfaction on or prior to the Effective Time of the following conditions: (i) Purchaser must make, or cause to be made, the Offer and must purchase, or cause to be purchased, the Shares tendered pursuant to the Offer; (ii) the Merger and the Merger Agreement must be approved and adopted by the requisite vote of the stockholders of the Company, if required by the DGCL or the Company's Second Amended and Restated Certificate of Incorporation; (iii) no statute, rule, regulation, judgment, writ, decree, order or injunction has been promulgated, enacted, entered or enforced, and no other action has been taken, by any Governmental Entity that in any of the foregoing cases has the effect of making illegal or directly or indirectly restraining, prohibiting or restricting the consummation of the Merger.

    The obligations of Parent and Purchaser to effect the Merger are further subject to the satisfaction on or prior to the Effective Time of the following additional conditions: (i) the representations and warranties of the Company set forth in the Merger Agreement (without giving effect to any materiality or Material Adverse Effect qualifications contained therein) are true and correct, except where such inaccuracies (considered collectively) would not be reasonably likely to have a Material Adverse Effect, in each case as if such representations and warranties were made at the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date);
(ii) the Company has performed in all material respects all obligations and complied in all material respects with all agreements and covenants of the Company to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time; and (iii) all governmental consents, orders and approvals required for the consummation of the Merger have been obtained and are in effect.

    TERMINATION. The Merger Agreement provides that it may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after any approval by you of matters presented in connection with the
Merger:

        (a) By the mutual written consent of Parent and the Company; or

        (b) By either of Parent or the Company if any Governmental Entity issues an order, decree or ruling or takes any other action, in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action has become final and non-appealable.

        (c) By the Company:

           (i) if the Company approves a Superior Proposal pursuant to the Merger Agreement, provided the Company has complied in all material respects with all provisions thereof and that it makes simultaneous payment of the Termination Fee; or

           (ii) if Parent or Purchaser terminates the Offer or the Offer expires without Purchaser purchasing any Shares; provided that the Company may not terminate the Merger Agreement pursuant to this provision if it is in material breach of the Merger Agreement; or

           (iii) if Parent, Purchaser or any of their affiliates fail to commence the Offer on or prior to 15 Business Days following the date of the initial public announcement of the Offer; provided that the Company may not terminate the Merger Agreement pursuant to this provision if it is in material breach of the Merger Agreement; or

           (iv) if (A) any of the representations and warranties of Parent and Purchaser set forth in the Merger Agreement (without giving effect to any materiality or material adverse effect qualifications contained therein) shall fail to be accurate, except where such inaccuracies (considered collectively) would not be reasonably likely to have a material adverse effect on the ability of Parent and Purchaser to consummate the transactions contemplated by the Merger Agreement, or (B) Parent or Purchaser shall have failed to perform or comply in all material respects with its obligations, agreements or covenants contained in the Merger Agreement, which failure, in the case of (A) or (B), is not curable or, if curable, is not cured by the earlier of (x) ten Business Days following written notice thereof to Parent from the Company and (y) the scheduled expiration of the Offer.

        (d) By Parent or Purchaser:

           (i) if prior to the purchase of the Shares pursuant to the Offer, the Board withdraws, or modifies or changes in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer or the Merger Agreement or approves a Takeover Proposal; or

           (ii) if Parent or Purchaser terminates the Offer without Purchaser purchasing any Shares thereunder, provided that neither Parent nor Purchaser may terminate the Merger Agreement pursuant to this provision if it is in material breach of the Merger Agreement; or

           (iii) if, other than as a result of a breach by either Parent or Purchaser of its obligations hereunder, Parent, Purchaser, or any of their affiliates fails to commence the Offer on or prior to 15 Business Days following the date of the initial public announcement of the Offer; or

           (iv) any Person or "group," other than Parent, Purchaser or their affiliates, acquires (with the consent of the Board) beneficial ownership of 15% or more of the Shares; or

           (v) if the Company receives a Takeover Proposal from any Person (other than Parent or Purchaser) that is publicly disclosed, and the Board takes a neutral position or makes no recommendation with respect to such Takeover Proposal after a reasonable amount of time (and in no event more than ten Business Days following such receipt) has elapsed for the Board to review and make a recommendation with respect to such Takeover Proposal; or

           (vi) if the Company or any of the Company Representatives, takes any of the actions described in clauses (i) or (ii) of the first paragraph of "NO SOLICITATION" set forth above, regardless of whether such action is permitted by the Merger Agreement; or

           (vii) if (A) any of the representations and warranties of the Company set forth in the Merger Agreement (without giving effect to any materiality or material adverse effect qualifications contained therein) shall fail to be accurate, except where such inaccuracies (considered collectively) would not be reasonably likely to have a Material Adverse Effect, or (B) the Company shall have failed to perform or comply in all material respects with its obligations, agreements or covenants contained in the Merger Agreement, which failure, in the case of (A) or (B), is not curable or, if curable, is not cured by the earlier of (x) ten Business Days following written notice thereof to the Company from Parent and
       (y) the scheduled expiration of the Offer.

    EFFECT OF TERMINATION. (a) In the event that the Merger Agreement is terminated by either the Company or Parent or Purchaser as provided above, the Merger Agreement will forthwith become void and have no effect, without any liability or obligation on the part of Parent, Purchaser or the Company, other than the Termination Fee provisions of Section 8.2 of the Merger Agreement and the survival provisions set forth in Section 9.1 of the Merger Agreement, and except that nothing in the Merger Agreement shall relieve any party for breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

    (b) If (x) Parent or Purchaser terminates the Merger Agreement pursuant to clause (d)(i), (d)(iv) or (d)(v) described above under "TERMINATION" or (y) the Company terminates the Merger Agreement pursuant to clause (c)(i) described above, then in each case, the Company will pay to Parent at the time of termination an amount equal to $2 million (the "TERMINATION FEE"). In addition,
(i) if the Merger Agreement is terminated by Parent or Purchaser pursuant to clause (d)(ii) or (d)(vi) described above under "TERMINATION" or by the Company pursuant to clause (c)(ii) described above and at the time of such termination, Parent is not in material breach of the Merger Agreement and the Minimum Condition has not been satisfied and (ii) if the Company shall thereafter, within 18 months after such termination, enter into an agreement with respect to a Takeover Proposal (and provided further, as to a termination pursuant to clause (d)(vi) only, that such Takeover Proposal is being made by the Person (or an affiliate thereof) with whom the Company participated in discussions in connection with such termination), then the Company shall pay the Termination Fee concurrently with entering into any such agreement.

    AMENDMENT. To the extent permitted by applicable law, the Merger Agreement may be amended by action taken by or on behalf of the Board and the board of directors of Parent and Purchaser at any time before or after adoption of the Merger Agreement by the stockholders, after any such approval no amendment may be made which decreases the Merger Consideration or which adversely affects your rights under the Merger Agreement. Any amendment to the Merger Agreement must be in writing.

    APPRAISAL RIGHTS. If the Merger is consummated, stockholders of the Company may have the right to dissent and demand appraisal of their Shares under the DGCL. Under the DGCL, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the Offer price, the consideration per Share to be paid in the Merger and the market value of the Shares, including asset values and the investment values of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger.

    THE STOCKHOLDERS AGREEMENT.

    In connection with the Merger, (i) R. Richard Dool, the Chief Executive Officer of the Company, (ii) Christopher B. Hollenbeck, a director of the Company, and (iii) four other significant stockholders of the Company (Adobe Ventures, L.P., Adobe Incentive Partners, L.P., H&Q ESPS Investors, L.P., and H&Q Adobe Ventures Management, L.P.)
((i)-(iii) collectively, the "PARTICIPATING STOCKHOLDERS"), entered into a Stockholders Agreement with Purchaser and Parent on November 13, 2001. The following summary of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is incorporated herein by reference and copies or forms of which have been filed with the Commission as exhibits to the Schedule TO. The Stockholders Agreement may be examined and copies may be obtained in the manner set forth in Section 9.

    Pursuant to the Stockholders Agreement, among other things, the Participating Stockholders agreed to vote all Shares beneficially owned by them in favor of the Merger Agreement and the Merger and against any Takeover Proposal and any other action which could reasonably be expected to impede, interfere with, delay, postpone or materially adversely affect the transactions contemplated by the Merger Agreement or the likelihood of such transactions being consummated. The Participating Stockholders further agreed (i) not to solicit or initiate, or encourage, directly or indirectly, any inquiries regarding, or the submission of, any Takeover Proposal, and not to participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, or take any other action to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal (provided that if any Participating Stockholder is a member of the Board of Directors, he may take actions in such capacity to the extent permitted by "The Merger Agreement--Superior Proposal" above), (ii) not to transfer the Shares owned by them unless in compliance with the Stockholders Agreement, and (iii) to tender any Shares owned by them in accordance with the Offer. Additionally, each Participating Stockholder granted to Parent or Purchaser an irrevocable option (until termination of the Stockholders Agreement) to purchase all of the Participating Stockholder' Shares at a purchase price per share equal to the Per Share Amount. Based on the 17,988,695 Shares of Common Stock outstanding on November 13, 2001, as represented by the Company to us, the Shares beneficially owned by the Participating Stockholders in the aggregate represent approximately 48.6% of the total outstanding Shares (as determined pursuant to Rule 13d-3 of the Exchange
Act).

12. BACKGROUND OF THE OFFER; PURPOSE OF THE OFFER AND THE MERGER

    CONTACTS WITH THE COMPANY; BACKGROUND OF THE OFFER.

    The summary set forth below contains certain information that has been provided to us by the Company, particularly information relating to the internal business of the Company, its Board and certain of its stockholders. Although Purchaser and Parent have no knowledge that would indicate that any of the statements contained herein are untrue, neither Purchaser nor Parent assumes any responsibility for the accuracy or completeness of the information provided to us by the Company.

    In June 2001, a representative of Wachovia Securities, Parent's financial advisor, contacted Christopher Hollenbeck, Chairman of the Board, to discuss the possibility of a business combination involving Parent and the Company. In July 2001, Mr. Hollenbeck agreed to meet with representatives of Wachovia Securities to discuss the possibility of a business combination with Parent.

    In July 2001, Richard Dool, president and chief executive officer of the Company, was contacted by the Wachovia Securities representative and discussed the possibility of a business combination with Parent, including the potential synergies between Parent and the Company. At the conclusion of the conversation, subject to review and approval by the Board, Mr. Dool indicated an interest in further considering a business combination involving the Company and Parent.

    At a regular meeting of the Board on July 27, 2001, the Board reviewed the Company's financial performance and prospects, including presentations by management. The Board then discussed strategic alternatives available to enhance stockholder value, including a possible sale of the Company. After lengthy discussion regarding the Company's financial performance and future prospects, as well as the strategic alternatives available to the Company, the Board determined that it was advisable to consider possible strategic alternatives at the present time. The Board then authorized Mr. Dool and Christopher Meshginpoosh, the Company's chief financial officer, to arrange for the contact of a group of seven potential purchasers of the Company. The Board also authorized Mr. Dool and Mr. Hollenbeck to pursue further discussions with Parent regarding a possible business combination.

    On August 10, 2001, the Company entered into a confidentiality agreement with Parent to facilitate discussions between the two companies relating to a possible business combination.

    Also on August 10, 2001, Mason Slaine, Parent's chief executive officer, and Parent's financial advisor met with Messrs. Hollenbeck, Dool and Meshginpoosh to exchange information about their respective companies and to discuss strategic and structural issues related to a possible business combination. At the conclusion of this meeting, representatives of Parent indicated a desire to proceed with more detailed discussions and further due diligence.

    Throughout August, September and October, 2001, representatives of Parent and their financial advisors conducted their due diligence investigation of the Company and held meetings with the Company's senior management to assess the Company's business plan and financial position.

    Management of Parent, its financial advisors and management of the Company met on September 25, 2001 to further explore a possible transaction. The discussions included additional analysis of the Company's business operations, integration issues if a transaction were to be consummated, valuation and possible timing of a transaction.

    On September 28, 2001, Mr. Hollenbeck received a preliminary non-binding indication of interest from Parent's financial advisor on behalf of Parent to acquire the Company for a price of $2.00 per Share in cash.

    At a special meeting of the Board on October 8, 2001, the Board reviewed the indication of interest from Parent at the $2.00 per Share price. At this meeting, Mr. Hollenbeck also reported that a second potential purchaser had conducted due diligence with the assistance of the Company's management and that the second party had given a preliminary indication of interest to purchase the Company at $1.20 per Share. Mr. Dool further reported that the Company had engaged in discussions with four other potential purchasers, none of which indicated any interest in acquiring the Company. The Board then discussed at length the possibility of a business combination with Parent and the strategy for pursuing negotiations with Parent and the second party. After discussion, the Board reaffirmed its prior determination that it was advisable at the present time to continue to consider the possibility of strategic alternatives, including a possible sale of the Company. The Board then expressed the view that the $2.00 per Share consideration was inadequate and directed Mr. Hollenbeck and Mr. Dool to meet with executives of Parent to discuss an increase in the proposed price. The Board also authorized Mr. Hollenbeck to engage a financial advisor to provide a fairness opinion in connection with a possible sale of the Company to Parent or another party.

    On October 10, 2001, the Company retained Alliant Partners to advise the Board regarding the proposed acquisition of the Company.

    On October 12, 2001, Mr. Hollenbeck and Mr. Dool met with Mr. Slaine, Vincent Chippari, Parent's chief financial officer, and Jay Nadler, the president of Parent's Intellectual Property Group, to discuss an increase in the proposed price and the possible integration of the Company with Parent's operations.

    On October 18, 2001, Mr. Hollenbeck received a revised non-binding indication of interest from Parent's financial advisor on behalf of Parent to acquire the Company for a price of $2.10 per Share in cash.

    At a special meeting of the Board on October 23, 2001, the Board reviewed the status of negotiations with Parent. Mr. Dool reported that Parent had increased its indication of interest to $2.10 per Share. Mr. Dool further reported that there had been no change in the level of interest expressed by other potential purchasers contacted by the Company. Following full consideration and discussion, the Board determined that the $2.10 per Share consideration continued to be inadequate and instructed Messrs. Hollenbeck, Dool and Meshginpoosh to attempt to negotiate an increase in the price with Parent.

    At a regular meeting of the Board on October 26, 2001, the Company's senior management made a detailed presentation to the Board regarding the financial performance of the Company and its prospects. The Board then discussed at length the management presentation and the Company's prospects, including the advisability of pursuing a sale of the Company at the present time. After lengthy discussion regarding the Company's financial performance and prospects, as well as the strategic alternatives available to the Company, the Board reviewed discussions which had taken place to date regarding a possible sale of the Company. In addition, the Company's legal advisors present at the meeting reviewed in detail the Board's legal duties in connection with a possible sale of the Company. At this meeting, the Board determined that $2.10 per Share remained an inadequate price and directed Messrs. Dool, Hollenbeck and Meshginpoosh to attempt to negotiate an increase in the proposed price.

    Later in the day on October 26, 2001, Messrs. Dool, Hollenbeck and Meshginpoosh met with representatives of Parent to discuss the terms of a potential acquisition of the Company by Parent, including price. At this meeting, Mr. Hollenbeck made a presentation regarding the Company's financial performance and prospects and suggested that the price should be increased above $2.10 per Share. After consideration of the factors discussed, Parent indicated that it was willing to increase the proposed price to $2.30 per Share, subject to the completion of further due diligence regarding the Company's capitalization and other matters. In addition, Parent requested that the Company consider entering into an exclusivity agreement pursuant to which the Company would agree, among other things, not to discuss or negotiate an acquisition transaction with anyone other than Parent for a specified period of time.

    At a special meeting of the Board on October 30, 2001, the Board discussed the status of the Parent negotiations. Mr. Hollenbeck reported that Parent had increased its indication of interest to $2.30 per Share. The Board engaged in lengthy discussions regarding Parent's request that the Company enter into an exclusivity agreement. After full consideration, the Board agreed that an exclusivity period was necessary if the Parent negotiations were to progress. Parent requested a 30-day exclusivity period and the Board determined, after discussing the lack of interest expressed by other potential purchasers, that a 15-day exclusivity period would be appropriate to address Parent's concerns while not significantly limiting the Company's strategic alternatives. The Board authorized the execution of the exclusivity agreement and directed Messrs. Dool and Hollenbeck to pursue further negotiations with Parent.

    On October 30th and 31st of 2001, management of Parent and its advisors held various meetings and telephone conferences with management of the Company to discuss documents provided as part of the due diligence review. From October 31, 2001 until November 13, 2001, management of Parent, its counsel, auditors and financial advisors reviewed various legal, financial and operational documents related to the Company as part of its due diligence investigation of the Company.

    On October 31, 2001, the Company and Parent entered into a 13-day exclusivity agreement, and Parent's legal advisor distributed an initial draft of the proposed agreement and plan of merger and the stockholders agreement.

    Throughout the first half of November, representatives of Parent and its financial and legal advisors sought, and representatives of the Company and its financial and legal advisors provided, additional due diligence information. In addition, the legal advisors for Parent and the Company continued to negotiate the proposed form of merger agreement.

    On November 2, 2001, Parent's financial advisor informed Mr. Dool that based upon Parent's receipt of additional due diligence regarding the number of outstanding options, the proposed per Share offer price would be reduced to $2.23 per Share. Mr. Dool, after speaking with Mr. Chippari regarding the reduction to the proposed per Share offer price, indicated that he would present the revised proposal to the Board.

    The Board held a special meeting on November 5, 2001 to discuss the status of negotiations and the open issues related to the merger agreement.
Mr. Hollenbeck reported on the revised proposal of $2.23 per Share and Parent's justification for such reduction. Following full consideration and discussion, the Board determined that the additional diligence information reviewed by Parent did not justify a $0.07 reduction in the per Share purchase price and instructed Mr. Hollenbeck to attempt to negotiate an increase in the offer price. A representative of the Company's legal advisor gave a detailed summary of, and answered the Board's questions regarding, the material terms of the initial draft of the proposed merger agreement. The Company's legal counsel also explained that Parent was seeking to enter into agreements with certain of the Company stockholders in connection with the Offer and the Merger pursuant to which, among other things, such stockholders would agree to tender their Shares in the Offer. The Company's legal advisor also gave a detailed summary of the material terms of the initial draft of such agreement which was distributed by Parent's legal counsel on October 31, 2001.

    On November 7, 2001, the board of directors of Parent met by telephone conference to review the status of the potential transaction. At this meeting, management of Parent provided a detailed review of operations of the Company, its potential integration with Parent's operations, potential terms of a transaction and a valuation of the Company. The board of directors of Parent appointed a special committee (the "Parent Committee") and authorized the Parent Committee to approve the transaction on behalf of Parent's board of directors upon finalization of the terms of the transaction.

    At a special meeting of the Board on November 7, 2001, the Board discussed the remaining open issues related to the Parent negotiations and the merger agreement, including representations and warranties, the termination and break-up provisions, the no-solicitation provision and the conditions to the Offer. Messrs. Hollenbeck, Dool and Meshginpoosh provided the Board with an update regarding the diligence process and price negotiations. The Board engaged in lengthy discussions regarding the negotiating strategy to achieve the highest per Share consideration for stockholders. The Company's legal advisors reviewed the remaining issues and answered the Board's questions regarding the merger agreement. Mr. Hollenbeck informed the Board that Alliant Partners, the Company's financial advisor, planned to participate in the next Board meeting to present its draft financial analysis for the fairness opinion.

    At a special meeting of the Board on November 11, 2001, the Board discussed the status of negotiations with Parent, and Mr. Hollenbeck informed the Board that Alliant Partners would distribute its draft financial analysis and draft fairness opinion to the Board following the special meeting and would participate in the next Board meeting to present its draft report in detail and to give its preliminary fairness opinion. The Board authorized Mr. Hollenbeck to contact Mr. Slaine to discuss an increase in the per Share consideration and to resolve the remaining open issues related to the merger agreement.

    On November 12, 2001, Mr. Hollenbeck had a telephone conversation with Mr. Slaine to discuss the remaining open issues with respect to the merger agreement and a possible increase in the proposed per Share offer price. Mr. Slaine informed Mr. Hollenbeck that the proposed offer price would be increased to either $2.25 or $2.27 depending upon how the remaining issues regarding the merger agreement and the agreement to be entered with certain stockholders were resolved.

    During the afternoon of November 12, 2001, Mr. Hollenbeck contacted the stockholders that Parent had requested enter into a stockholders agreement to discuss the terms of such agreements and the stockholders' willingness to enter into such agreements.

    On the evening of November 12, 2001, a special meeting of the Board was held. Mr. Hollenbeck reported on the revised per Share proposal of either $2.25 or $2.27 and on the discussions he had with the stockholders that Parent had requested enter into a stockholders agreement. The Company's financial advisor reviewed with the Board its draft financial analysis of $2.23 per Share cash offer and its draft fairness opinion which stated that the $2.23 per Share cash offer was fair from a financial point of view to the Company's stockholders. Alliant Partners' draft financial analysis and draft fairness opinion had been distributed to the Board on the evening of November 11, 2001. The representatives of Alliant Partners answered the Board's questions regarding their presentation and analysis. After extensive discussions regarding the proposed agreements between Parent and certain stockholders of the Company in connection with the Offer and the Merger, the Board agreed on the terms of such agreements. After a discussion regarding the remaining open issues related to the merger agreement, the Board authorized Mr. Hollenbeck to convey to Parent the Board's decision regarding the terms of the stockholders agreement and the merger agreement. The Board instructed Mr. Hollenbeck not to indicate a willingness to accept any proposal below $2.27 per Share.

    On November 13, 2001, Mr. Hollenbeck contacted Mr. Slaine to resolve any remaining issues. Mr. Slaine indicated that Parent would be willing to offer consideration of $2.27 per Share in cash. Mr. Hollenbeck indicated that he would present Parent's proposal to the Board later that evening.

    On the evening of November 13, 2001, the Parent Committee met by telephone conference to consider the Merger Agreement and the Stockholders Agreement. At this meeting, management of Parent reviewed the final terms of the transaction. The Parent Committee approved the transaction and authorized management of Parent to enter into the Merger Agreement and the Stockholders Agreement.

    At a special meeting of the Board on the evening of November 13, 2001, the Board met again to review the proposed transaction. At this meeting, the Board was updated as to negotiations with Parent and its representatives concerning the proposed transaction. Also at this meeting, representatives of Alliant Partners rendered to the Board an oral opinion (which opinion was confirmed by delivery of a written opinion dated November 13, 2001, the date of the Merger Agreement) to the effect that, as of the date of such opinion and based on and subject to the matters stated in the opinion, the $2.27 per Share cash consideration to be received in the Offer and the Merger by holders of Shares was fair, from a financial point of view, to such holders. After detailed discussion regarding the terms and conditions of the transaction, the Board, by unanimous vote, approved and adopted the Merger Agreement, the Offer, the Merger and all other transactions contemplated by the Merger Agreement.

    On November 14, 2001, Parent and the Company each issued a press release announcing the execution of the Merger Agreement and the proposed Offer. Parent filed its press release with the Commission as an exhibit to its Schedule TO, and the Company filed its press release with the Commission as an exhibit to its
Schedule 14D-9.

    On November 21, 2001, in accordance with the terms of the Merger Agreement, Purchaser commenced the Offer.

    PURPOSES. The purpose of the Offer and the Merger is to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all of the outstanding Shares of the Company not purchased pursuant to the Offer or otherwise. If, after consummation of the Offer, we own at least 90% of the Shares then outstanding, we believe that we will be able to cause the Merger to occur without a vote of the Company's stockholders. If, however, after consummation of the Offer, we own less than 90% of the Shares then outstanding, a meeting of the Company's stockholders will be required under the DGCL to approve the Merger. In such event, however, we would own, as a result the Minimum Condition being satisfied, enough Shares to approve the Merger in accordance with the DGCL and the Company's Second Amended and Restated Certificate of Incorporation without the vote of any other stockholder.

    These assessments are based upon publicly available information regarding the Company and our due diligence investigation or knowledge of the Company.

    PLANS FOR THE COMPANY. Pursuant to the Merger Agreement, upon completion of the Offer, we intend to effect the Merger in accordance with the terms of the Merger Agreement.

    The Merger Agreement provides that, effective upon the consummation of the Offer, Parent will be entitled to designate a number of directors (rounded up to the nearest whole number) to the Board in proportion to the percentage of the total number of outstanding Shares of the Company owned by Parent and its affiliates.

    Except as otherwise described in this Offer to Purchase and except for the transactions contemplated by the Merger Agreement, we have no current plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (b) a purchase, sale or transfer of a material amount of assets of the Company; (c) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (d) any change in the present board of directors or management of the Company or any change in any material term of the employment contract of any executive officer; (e) any other material change in the Company's corporate structure or business; (f) any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association; or (g) any class of equity securities of the Company becoming eligible for termination of registration under
Section 12(g)(4) of the Exchange Act.

    Nevertheless, we may initiate a review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order best to organize and coordinate the activities of the Company and Parent. Furthermore, in connection with its ongoing review of its long term strategy, we may, in the future, consider transactions such as the disposition or acquisition of material assets, alliances, joint ventures, other forms of co-operation with third parties or other extraordinary transactions affecting the Company or its operations.

    RULE 13E-3. The Commission has adopted Rule 13e-3 under the Exchange Act which is applicable to certain "going private" transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes, however, that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger would be effected within one year following consummation of the Offer and in the Merger stockholders would receive the same price per Share as paid in the Offer. If Rule 13e-3 were applicable to the Merger, it would require, among other things, that certain financial information concerning the Company, and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction, be filed with the Commission and disclosed to minority stockholders prior to consummation of the transaction.

13. CONDITIONS OF THE OFFER

    Notwithstanding any other provision of the Offer but subject to any applicable rules of the Commission, (i) Purchaser is not required to accept for payment or pay for any tendered Shares, and (ii) except as provided in the Merger Agreement, Purchaser may amend or terminate the Offer as to any Shares not then paid for, if the Minimum Condition has not been met or at any time after the date of the Merger Agreement and before the time of payment for any such Shares (whether or not any

Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following events occur and are continuing:

        (a) there is an injunction or other order, decree, judgment or ruling issued or threatened by a Governmental Entity of competent jurisdiction or a statute, rule, regulation, executive order or other action enacted, promulgated, taken or threatened by a Governmental Entity of competent jurisdiction which in any such case (i) restrains or prohibits or seeks to restrain or prohibit the making or consummation of the Offer or the consummation of the Merger or the performance of the other transactions contemplated by the Merger Agreement or the Stockholders Agreement,
    (ii) prohibits or restricts or seeks to prohibit or restrict the ownership or operation by Parent (or any of its affiliates or subsidiaries) of any portion of its or the Company's business or assets which is material to the business of all such entities taken as a whole, or compels Parent (or any of its affiliates or subsidiaries) to dispose of or hold separate any portion of its or the Company's or any of its Subsidiary's business or assets which is material to the business of all such entities taken as a whole,
    (iii) imposes or seeks to impose material limitations on the ability of Parent effectively to acquire or to hold or to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by Parent on all matters properly presented to the stockholders of the Company, (iv) imposes or seeks to impose any material limitations on the ability of Parent or any of their respective affiliates or subsidiaries effectively to control in any material respect the business and operations of the Company and its Subsidiaries or (v) seeks to obtain from the Company, Parent or Purchaser material damages as a result of the Merger Agreement or the Stockholders Agreement; or

        (b) the Merger Agreement is terminated by the Company or Parent in accordance with its terms; or

        (c) there has occurred any event that, individually or when considered together with any other matter, has had or is reasonably likely to have a Material Adverse Effect; or

        (d) any of the representations and warranties of the Company set forth in the Merger Agreement (without giving effect to any materiality or Material Adverse Effect qualifications contained therein) are not accurate, except where such inaccuracies (considered collectively) are not be reasonably likely to have a Material Adverse Effect, in each case as if such representations and warranties were made at the time of such determination;

        (e) the Company has failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement; or

        (f) there has occurred (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation (whether or not mandatory) by a governmental entity, on the extension of credit by banks or other lending institutions, (iv) a commencement of a war or armed hostilities or other national calamity directly involving the United States and Parent shall have determined that there is a reasonable likelihood that such event would have a material adverse significance to Parent and its subsidiaries, taken as a whole, or
    (v) in the case of any of the foregoing existing at the time of the execution of the Merger Agreement, a material acceleration or worsening thereof; or

        (g) the Board of Directors (i) shall have withdrawn, or modified or changed in a manner adverse to Parent or Purchaser its approval or recommendation of the Merger Agreement or the transactions contemplated hereby (including the Offer), (ii) recommended a Takeover Proposal or
    (iii) upon request of Purchaser, shall fail to reaffirm its approval or recommendation of the Offer, the Merger Agreement or the Merger; or

        (h) any Person or "group" (other than Parent, Purchaser or their affiliates or any group of which any of them is a member), shall have acquired or announced its intention to acquire beneficial ownership of 15% or more of the Shares;

which, in the reasonable judgment of Parent with respect to each and every matter referred to above and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment of or payment for Shares.

    The foregoing conditions are for the sole benefit of Parent and may be asserted by Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Purchaser in whole or in part at any time, subject to the terms of the Merger Agreement.

14. CERTAIN LEGAL MATTERS

    GENERAL. Except as described in this Section 14, based on information provided by the Company, none of the Company, Parent or Purchaser is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of Shares by Purchaser pursuant to the Offer, the Merger or otherwise, or, except as set forth above, of any approval or other action by any governmental entity that would be required prior to the acquisition of Shares by Purchaser pursuant to the Offer, the Merger or otherwise. Should any such approval or other action be required, Purchaser presently contemplates that such approval or other action will be sought, except as described under "STATE TAKEOVER LAWS." While, except as otherwise described in this Offer to Purchase, we do not presently intend to delay the acceptance for payment of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of, or other substantial conditions complied with, in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, we could decline to accept for payment, or pay for, any Shares tendered. See Section 13 for certain conditions to the Offer, including conditions with respect to governmental actions.

    The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended is not applicable to the Offer.

    Additionally, there are no present or proposed material agreements, arrangements, understandings or relationships between Purchaser or Parent or any of each company's executive officers, directors, controlling persons or subsidiaries and the Company or any of its executive officers, directors, controlling persons or subsidiaries other than as disclosed under Section 1 (as to the Merger Agreement and the Stockholders Agreement), which have a material affect on a security holder's decision whether to sell, tender or hold the securities sought in the Offer.

15. STATE TAKEOVER LAWS

    A number of states (including Delaware where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

    Section 203 of the DGCL prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Company has caused its board of directors to take all necessary steps to render the restrictions of Section 203 of the DGCL inapplicable to the Merger, the Offer and the related transactions.

    We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger. We reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and we might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, we may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13.

16. FEES AND EXPENSES

    We have retained EquiServe Trust Company, NA as Depositary and MacKenzie Partners, Inc. as Information Agent in connection with the Offer. The Depositary and the Information Agent will receive customary compensation and reimbursement for reasonable out-of-pocket expenses, as well as indemnification against certain liabilities in connection with the Offer, including liabilities under applicable securities laws.

    First Union Securities, Inc. is acting as our financial advisor in connection with the transactions contemplated by the Merger Agreement, for which services First Union Securities, Inc. will receive customary compensation. First Union Securities, Inc. and certain related parties will be indemnified against certain liabilities, including liabilities under the federal securities laws, arising out of First Union Securities, Inc.'s engagement. In the ordinary course of business, First Union Securities, Inc. and its affiliates may actively trade or hold the securities of Parent and the Company for their own account or for the account of customers and, accordingly, may at any time hold long or short position in such securities.

    Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. We will reimburse brokers, dealers, commercial banks and trust companies upon request for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17. MISCELLANEOUS

    The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

    We are not aware of any jurisdiction in which the making of the Offer or the acceptance of Shares in connection therewith would not be in compliance with the laws of such jurisdiction.

    We have filed with the Commission the Schedule TO (including exhibits) pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in Washington, D.C. in the manner set forth in Section 9 with respect to information concerning the Company.

    During the last five years, neither Purchaser nor Parent nor, to the best of their knowledge, any of the persons listed in Schedule A to the Schedule TO, has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

    No person has been authorized to give any information or make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

                            FLUID ACQUISITION CORP.
                                   SCHEDULE A
        INFORMATION CONCERNING MEMBERS OF THE BOARD OF DIRECTORS AND THE
                   EXECUTIVE OFFICERS OF PURCHASER AND PARENT
                 DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

    Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Purchaser. The address of the principal business and principal office of Purchaser, and the business address of each such person is c/o Information Holdings Inc., 2777 Summer Street, Stamford, CT 06905. Each such person is a citizen of the United States and, unless otherwise indicated, has held his or her present position as set forth below since or subsequent to Purchaser's incorporation.

                                                        PRESENT PRINCIPAL OCCUPATION OR
                                                      EMPLOYMENT; MATERIAL POSITIONS HELD
NAME                                                       DURING THE PAST FIVE YEARS
----                                        --------------------------------------------------------
Mason P. Slaine...........................  Mason P. Slaine, 48, is the Chief Executive Officer,
                                            President and Treasurer of Purchaser. He has been the
                                            President and Chief Executive Officer of Parent since
                                            December 1996, and has served as one of Parent's
                                            directors since December 1996. Since 1993, Mr. Slaine
                                            has been President of Rand Publishing Company Inc., a
                                            small holding company that has made investments in the
                                            publishing industry ("RAND"). Mr. Slaine is also Trustee
                                            of The Stockback Fund. From 1994 to 1996, Mr. Slaine
                                            served as President of Thomson Financial, a division of
                                            the Thomson Corporation that provides financial
                                            information, research, analysis and software products
                                            worldwide. From 1993 to 1994, he served as President of
                                            Thomson Financial Publishing, a division of Thomson
                                            Financial.

Vincent A. Chippari.......................  Vincent A. Chippari, 41, is a Vice President and the
                                            Secretary of Purchaser. He has served as Executive Vice
                                            President and Chief Financial Officer of Parent since
                                            January 1998. From 1990 to 1996, Mr. Chippari was Chief
                                            Financial Officer of Thomson Business Information, which
                                            serves the global scientific, medical, intellectual
                                            property, technical and general reference markets. From
                                            1996 to 1997, he was Executive Vice President,
                                            Operations, of Thomson Intellectual Property/ Automotive
                                            Group, as well as General Manager of its Derwent
                                            Information North America unit, a patent and scientific
                                            information business.

Jay Nadler................................  Jay Nadler, 37, is a Vice President of Purchaser. He has
                                            served as President of Parent's Intellectual Property
                                            Group since April 2001. He was President of Parent's
                                            CorporateIntelligence.com unit from April 2000 to April
                                            2001. From February 1993 to March 2000 Mr. Nadler held
                                            senior management positions in various units of Thomson
                                            Financial. From December 1999 to March 2000 he was Chief
                                            Executive Officer of its Corporate Group; from January
                                            1999 to December 1999 he was Chief Executive Officer of
                                            the Investment Information Group; from July 1996 to
                                            December 1998 he was Chief Operating Officer of CDA
                                            Investment Technologies; and from February 1993 to April
                                            1997 he was president of Weisenberger.

                   DIRECTORS AND EXECUTIVE OFFICERS OF PARENT

    Set forth below are the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of Parent. The address of the principal business and principal office of Parent, and except as otherwise indicated, the business address of each such person is c/o Information Holdings Inc., 2777 Summer Street, Stamford, CT 06905. Each such person is a citizen of the United States and, unless otherwise indicated, has held his or her present position as set forth below since or subsequent to Parent's incorporation.

                                                     PRESENT PRINCIPAL OCCUPATION OR
                                                   EMPLOYMENT; MATERIAL POSITIONS HELD
NAME                                                    DURING THE PAST FIVE YEARS
----                                     --------------------------------------------------------
Mason P. Slaine........................  Mason P. Slaine, 48, has served as one of the Parent's directors since December 1996. Mr. Slaine has been
                                         President and Chief Executive Officer since December
                                         1996. Since 1993, Mr. Slaine has been President of Rand.
                                         Mr. Slaine is also Trustee of The Stockback Fund. From
                                         1994 to 1996, Mr. Slaine served as President of Thomson
                                         Financial, a division of the Thomson Corporation. From
                                         1993 to 1994, he served as President of Thomson
                                         Financial Publishing, a division of Thomson Financial.

Vincent A. Chippari....................  Vincent A. Chippari, 41, has served as Executive Vice
                                         President and Chief Financial Officer of Parent since
                                         January 1998. From 1990 to 1996, Mr. Chippari was Chief
                                         Financial Officer of Thomson Business Information. From
                                         1996 to 1997, he was Executive Vice President,
                                         Operations, of Thomson Intellectual Property/Automotive
                                         Group, as well as General Manager of its Derwent
                                         Information North America unit.

Mark Clinton...........................  Mark Clinton, 42, has served as President of Parent's
                                         Master Data Center unit ("MDC") since December 1995.
                                         Parent acquired MDC in August 1999. Mr. Clinton has held
                                         senior management positions at MDC since February 1991.
                                         Prior to joining MDC, Mr. Clinton was a consultant with
                                         Andersen Consulting for eight years.

Fenton Markevich.......................  Fenton Markevich, 46, has served as President of
                                         Parent's CRC Press unit ("CRC") since August 2001. From
                                         August 1999 to August 2001, Mr. Markevich was Senior
                                         Vice President and Chief Financial Officer of CRC. From
                                         June 1998 to August 1999, Mr. Markevich was an
                                         independent consultant in the telecommunications
                                         industry. From February 1997 to June 1998, he was Senior
                                         Vice President and Chief Financial Officer of
                                         Continental Graphics Group. From February 1989 to
                                         January 1997, he was Vice President and Chief Financial
                                         Officer of PIP Printing.

Jay Nadler.............................  Jay Nadler, 37, has served as President of Parent's
                                         Intellectual Property Group since April 2001. He was
                                         President of Parent's CorporateIntelligence.com unit
                                         from April 2000 to April 2001. From February 1993 to
                                         March 2000 Mr. Nadler held senior management positions
                                         in various units of Thomson Financial.

                                                     PRESENT PRINCIPAL OCCUPATION OR
                                                   EMPLOYMENT; MATERIAL POSITIONS HELD
NAME                                                    DURING THE PAST FIVE YEARS
----                                     --------------------------------------------------------
                                         From December 1999 to March 2000 he was Chief Executive
                                         Officer of its Corporate Group; from January 1999 to
                                         December 1999 he was Chief Executive Officer of the
                                         Investment Information Group; from July 1996 to December
                                         1998 he was Chief Operating Officer of CDA Investment
                                         Technologies; and from February 1993 to April 1997 he
                                         was president of Weisenberger.

Aneel M. Pandey........................  Aneel M. Pandey, 35, has served as Chief Executive of
                                         Parent's Transcender unit since it was acquired by
                                         Parent in November 2000. Mr. Pandey founded Transcender
                                         in 1992 and served as its Chief Executive Officer
                                         through November 2000.

Steven Wolfson.........................  Steven Wolfson, 57, has served as President of Parent's
                                         MicroPatent unit since July 1997. From 1996 to 1997, Mr.
                                         Wolfson was Vice President and Chief Financial Officer
                                         of MicroPatent's predecessor. From 1994 to 1996, he was
                                         Vice President and Chief Financial Officer of American
                                         Banker, a financial information publishing company. From
                                         1993 to 1994, Mr. Wolfson was an independent consultant
                                         in the financial and administrative fields.

Michael E. Danziger....................  Michael E. Danziger, 42, has served as one of Parent's directors since July 1998. Mr. Danziger is currently a
                                         consultant in the information and publishing field. From
                                         1991 to 1999, Mr. Danziger was Chairman of Thomson
                                         Financial's Database Group, a division of Thomson
                                         Financial which provides financial information, products
                                         and services. Since 1993, he has also been an executive
                                         officer of Rand. Mr. Danziger's business address is
                                         P.O. Box 269 Wickatunk, New Jersey, 07765.

David R. Haas..........................  David R. Haas, 60, has served as one of Parent's directors since July 1998. Mr. Haas has been a financial
                                         consultant in the entertainment and communications
                                         industries since 1995. From 1990 until 1994, he was
                                         Senior Vice President and Controller of Time Warner, a
                                         leading media and entertainment company. Mr. Haas'
                                         business address is 45 Rockefeller Plaza, Suite 2000,
                                         New York, NY, 10111.

Sidney Lapidus.........................  Sidney Lapidus, 64, has served as one of Parent's directors since December 1996. Mr. Lapidus has been a
                                         General Partner of Warburg Pincus & Co. ("WP") and a
                                         Member and Managing Director of E.M. Warburg Pincus &
                                         Co., LLC ("EMW LLC") or its predecessors since January
                                         1982, where he has been employed since 1967. He is
                                         currently a director of Radio Unica Communications
                                         Corp., Lennar Corporation and several privately held
                                         companies. Mr. Lapidus' business address is 466
                                         Lexington Avenue, New York, NY, 10017.

David E. Libowitz......................  David E. Libowitz, 38, has served as one of Parent's directors since December 1996. Mr. Libowitz is a General
                                         Partner at

                                                     PRESENT PRINCIPAL OCCUPATION OR
                                                   EMPLOYMENT; MATERIAL POSITIONS HELD
NAME                                                    DURING THE PAST FIVE YEARS
----                                     --------------------------------------------------------
                                         WP and a Member and Managing Director of EMW LLC, where
                                         he has been employed since July 1991. He is currently a
                                         director of Audio Visual Services Corporation and
                                         several privately held companies. Mr. Libowitz's
                                         business address is 466 Lexington Avenue, New York, NY,
                                         10017.

John R. Purcell........................  John R. Purcell, 69, has served as one of Parent's directors since May 2001. Mr. Purcell has been Chairman
                                         and Chief Executive Officer of Grenadier Associates
                                         Ltd., a venture banking firm, since 1989. From 1991
                                         until 1996, Mr. Purcell also served as Chairman of
                                         Donnelley Marketing, Inc., a data-based direct marketing
                                         company. From 1987 until 1990, he served as Chairman of
                                         Mindscape, Inc., an educational and entertainment
                                         computer software company. From 1982 until 1986,
                                         Mr. Purcell was Chairman and President of SFN Companies,
                                         Inc., a communications company. Prior to 1982,
                                         Mr. Purcell was Executive Vice President of CBS, Inc.
                                         and was Senior Vice President, Finance and Business
                                         Operations, of Gannett Co., Inc. Mr. Purcell is a
                                         director of Bausch & Lomb, Inc., Omnicom Group, Inc.,
                                         Journal Register Company, and Technology Solutions
                                         Company. Mr. Purcell's business address is 14155 U.S.
                                         Highway 1, Suite 310, Juno Beach, FL 33408.

    Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent by each stockholder of the Company or such stockholder's broker-dealer, commercial bank, trust company or other nominee to the Depositary as follows:

                          The Depositary For The Offer Is:

                          EQUISERVE TRUST COMPANY, NA

         BY MAIL:                        BY HAND:                 BY OVERNIGHT COURIER:

EquiServe Trust Company, NA       Securities Transfer &        EquiServe Trust Company, NA
  Attn: Corporate Actions        Reporting Services, Inc.        Attn: Corporate Actions
      P.O. Box 43025               C/O EquiServe Trust             40 Campanelli Drive
 Providence, RI 02940-3025             Company, NA                 Braintree, MA 02184
                               100 William Street, Galleria
                                    New York, NY 10038

                                BY FACSIMILE TRANSMISSION:
                             (FOR ELIGIBLE INSTITUTIONS ONLY)

                                     (781) 575-4826

                              CONFIRM FACSIMILE TRANSMISSION
                                    BY TELEPHONE ONLY

                                     (781) 575-4816

    Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

                      The Information Agent for the Offer is:

                                     [LOGO]

                                  156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (Call Collect)
                                       or
                         CALL TOLL-FREE (800) 322-2885
                       Email: proxy@mackenziepartners.com